UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BANCO SANTANDER (BRASIL) S.A.

(Name of Subject Company (Issuer))

BANCO SANTANDER, S.A.

(Name of Filing Person (Offeror))

Common Share, without par value

Preferred Share, without par value

Unit (each of which represents one Common Share and one Preferred Share)

American Depositary Share (each of which represents one Unit)

(Title of Class of Securities)

BRBMBRACNOR0 (Common Shares)

BRBMBRACNPR7 (Preferred Shares)

BRSANBCDAM13 (Units Representing Common Shares and Preferred Shares)

(ISIN of Class of Securities)

05967A107 (American Depositary Shares Representing Units)

(CUSIP Number of Class of Securities)

Banco Santander, S.A.

New York Branch

45 E. 53rd Street

New York, New York 10022

Attn: James H. Bathon, Legal Counsel

Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Nicholas A. Kronfeld

Marc O. Williams

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
US$5,091,591,580.80	US$655,797.00
(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation has been calculated in accordance with
Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the product of (i) the market value of Santander Brasil securities (as defined below), calculated in accordance with the exchange ratio of 0.35 ordinary shares (“Santander Spain ordinary shares”) of Banco Santander, S.A. (“Santander Spain”) to be received for every preferred share, without par value (collectively, “Santander Brasil preferred shares”), of Banco Santander (Brasil) S.A. (“Santander Brasil”) and every common share, without par value (collectively, “Santander Brasil common shares” and, together with the Santander Brasil preferred shares, the “Santander Brasil shares”), of Santander Brasil and 0.70 Santander Spain ordinary shares to be received for every American Depositary Share (collectively, “Santander Brasil ADSs”) representing units (“Santander Brasil units” and, together with Santander Brasil shares and Santander Brasil ADS, “Santander Brasil securities”) of Santander Brasil, which in turn represent Santander Brasil shares, and every Santander Brasil unit and based on the market value of Santander Spain ordinary shares, Santander Brasil preferred shares, Santander Brasil units, and Santander Brasil ADSs calculated by taking the average of the high and low prices of Santander Spain ordinary shares, Santander Brasil preferred shares and Santander Brasil units as reported on the Bovespa on August 21, 2014, converted into U.S. dollars based on an exchange rate of Brazilian reais 2.2582 per U.S.$1.00, the selling exchange rate reported by the Central Bank of Brazil on August 21, 2014, and the average of the high and low prices of the Santander Brasil ADSs as reported on the New York Stock Exchange on August 21, 2014 and (ii) 523,894,834, which represents the maximum number of Santander Spain ordinary shares expected to be offered and sold pursuant to the exchange offer, the maximum number of Santander Spain ordinary shares expected to be offered and sold to U.S. persons (as such term is defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to the separate exchange offer to be made in Brazil, and a portion of the Santander Spain ordinary shares that are to be offered and sold to holders of Santander Brasil units and Santander Brasil shares that are not located in the United States or are not U.S. persons pursuant to the exemption provided by Regulation S under the Securities Act that may be resold from time to time in the United States or to U.S. persons, calculated in accordance with the exchange ratio of 0.35 Santander Spain ordinary shares to be received for every Santander Brasil share and 0.70 Santander Spain ordinary shares to be received for every Santander Brasil unit or Santander Brasil ADS. The offers and sales of Santander Spain ordinary shares in exempt offerings are not being registered in the United States.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction valuation by .00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $680,654	Filing Party: Banco Santander, S.A.
Form of Registration No. 333-196887	Date Filed:June 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on August 25, 2014 (the “Schedule TO”) by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (“Santander Spain”). The Schedule TO, as amended from time to time, relates to the offer by Santander Spain to acquire (x) all of the American Depositary Shares (“Santander Brasil ADSs”) representing units (“Santander Brasil units”) of Banco Santander (Brasil) S.A. (“Santander Brasil”) (each of which in turn represents one preferred share, without par value of Santander Brasil (“Santander Brasil preferred shares) and one common share, without par value of Santander Brasil (“Santander Brasil common shares” and, together with the Santander Brasil preferred shares, “Santander Brasil shares”)) and (y) Santander Brasil units, Santander Brasil preferred shares and Santander Brasil common shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended ((x) and (y) together, “Santander Brasil securities”), in each case other than any Santander Brasil securities owned directly or indirectly by Santander Spain, in exchange for 0.35 of an ordinary share of Santander Spain (“Santander Spain ordinary share”) for each Santander Brasil common share or Santander Brasil preferred share and 0.70 of a Santander Spain ordinary share in exchange for each Santander Brasil unit or Santander Brasil ADS, on the terms and subject to the conditions set forth in this document, the offer to exchange/prospectus (attached as Exhibit (a)(1)(A)) (the “Offer to Exchange/Prospectus”) and the related letters of transmittal attached as Exhibit (a)(1)(B), Exhibit (a)(1)(C) and Exhibit (a)(1)(D), respectively) (the “Letters of Transmittal” together with this document and the Offer to Exchange/Prospectus, together with any amendments or supplements thereto, collectively constitute the “exchange offer”). After Santander Spain accepts for exchange the Santander Brasil shares, Santander Brasil units and Santander Brasil ADSs validly tendered into, and not withdrawn from, the exchange offer, at the settlement of the exchange offer holders of Santander Brasil shares and Santander Brasil ADSs acquired in the exchange offer will receive 0.35 of a Santander Spain ordinary share for each Santander Brasil share and 0.70 of a Santander Spain ordinary share for each Santander Brasil unit or Santander Brasil ADS so acquired in the form of American Depositary Shares representing Santander Spain ordinary shares. The Offer to Exchange/Prospectus forms a part of Santander Spain’s Registration Statement on Form F-4 (Reg. No. 333-196887) filed with the Securities and Exchange Commission on June 18, 2014, as amended on July 24, 2014, August 18, 2014, August 29, 2014, September 8, 2014, September 15, 2014 and September 17, 2014 (the “Registration Statement”). The Registration Statement became effective on September 18, 2014. The exchange offer commenced on September 18, 2014. Pursuant to a separate exchange offer to be made by Santander Spain in Brazil (the “Brazilian exchange offer”), Brazilian Depositary Shares (“Santander Spain BDSs”) representing Santander Spain ordinary shares will be offered and sold pursuant to the Registration Statement to U.S. holders of Santander Brasil units and Santander Brasil shares, in each case to the extent such Santander Brasil units and Santander Brasil shares are tendered into the Brazilian exchange offer through the auction to be conducted on the BM&FBOVESPA, the Brazilian stock exchange, and are acquired pursuant to the Brazilian exchange offer.

Item 12. Exhibits

Item 12 is hereby amended and supplemented to include the following:

(a)(1)(I)	Offer to Exchange/Prospectus, dated September 18, 2014 (incorporated by reference to Santander Spain’s Registration Statement filed pursuant to Rule 424(b)(3) (File No. 333-196887) filed September 18, 2014)

(a)(5)(H)	Press Release (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed September 15, 2014)

(a)(5)(I)	Resolutions of the extraordinary shareholders’ meeting of Santander Spain held on September 15, 2014 (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed September 15, 2014)

(a)(5)(J)	Speech by Ms. Ana Botín at the extraordinary shareholders’ meeting of Santander Spain held on September 15, 2014 (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed September 16, 2014)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

By:	/s/ José Manuel de Araluce
	Name:	José Manuel de Araluce
	Title:	Global Head of Compliance

Date: September 18, 2014